Exhibit 99.1

PENN NATIONAL GAMING AND MI DEVELOPMENTS ENTER
INTO JOINT VENTURE FOR ASSETS AND OPERATIONS OF
MARYLAND JOCKEY CLUB TRACKS, LAUREL PARK AND PIMLICO

Wyomissing, PA, Aurora, Ontario, Canada and Baltimore and Laurel, MD (May 7, 2010) — Penn National Gaming, Inc. (PENN: Nasdaq) and MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM), announced today they have agreed to establish a joint venture to own and operate the Maryland Jockey Club.

Under the terms of the joint venture, Penn National and MID will work collaboratively to strengthen and enhance the racing operations at Laurel Park and Pimlico, to maximize the use and value of the Maryland Jockey Club’s real estate assets and to pursue other opportunities, including the potential for gaming, to maximize the overall value of the business.

Pimlico Race Course, opened in 1870, is the country’s second oldest racetrack and is the annual host of the Preakness® Stakes, the second leg in thoroughbred racing’s Triple Crown and the cornerstone event in the facility’s annual eight week spring meet.  Pimlico Race Course features a one-mile oval track, a 7/8-mile turf course and fixed seating for approximately 15,000 spectators.  Laurel Park, the sister track to Pimlico, opened in 1911 and hosts a 3 ½ month winter meet beginning in January as well as a four month fall meet beginning in September.  Laurel Park features a 1 1/8 mile oval track and a one-mile turf course with fixed seating for approximately 5,000 spectators.

Peter M. Carlino, Chief Executive Officer of Penn National commented, “We are excited to acquire an interest in the Maryland Jockey Club, owner and operator of a pair of the country’s most historic racing venues, Pimlico Race Course and Laurel Park.  Our involvement in Pimlico, home to one of thoroughbred racing’s crown jewels, the Preakness Stakes, and Laurel Park, is consistent with Penn National’s strategy of expanding and diversifying our portfolio of pari-mutuel operations and presence in key markets.  We look forward to working with MI Developments on the re-development of surplus real estate assets at the Maryland Jockey Club, as well as collaborating with the local horsemen and community members and leaders in Baltimore and Laurel to support their efforts to continue delivering a high-quality racing experience at these two historic racing venues.”

Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer added, “This transaction is consistent with our plan to enhance the returns of our racing and real estate assets and pursue other opportunities, including the potential for gaming, to benefit the value of the Maryland Jockey Club.  Penn National is a strong partner with complementary pari-mutuel, real estate and gaming industry expertise as well as a strong financial position.  We look forward to working with Penn National, the racing industry and local regulators to develop business models that will ensure the ongoing success of these high quality assets.”

The closing of the transaction, expected to occur in mid-2010, is subject to approvals from the Maryland Racing Commission and the satisfaction of certain other customary closing conditions.

About Penn National Gaming

Penn National Gaming owns and operates gaming and racing facilities with a focus on slot machine entertainment.  The Company presently operates nineteen facilities in fifteen jurisdictions, including Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Maine, Mississippi, Missouri, New Jersey, New Mexico, Ohio, Pennsylvania, West Virginia, and Ontario.  In aggregate, Penn National’s operated facilities feature over 26,300 gaming machines, approximately 400 table games, over 2,000 hotel rooms and over 959,000 square feet of gaming floor space.

In the second half of 2010, the Company plans to add table games to its facilities in West Virginia and Pennsylvania and expects to open the first video lottery terminal facility in the state of Maryland in Cecil County.  Through a joint venture, Penn National is developing a full casino at Kansas Speedway in Kansas City, which is anticipated to open in early 2012, and is also developing casinos in Toledo and Columbus, Ohio, with openings targeted for the second half of 2012.  The Company recently announced its planned acquisition of Beulah Park in Ohio in a transaction expected to close in the second quarter of 2010.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual results may vary materially from expectations.  Although Penn National Gaming, Inc. and its subsidiaries (collectively “Penn National”) believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from our expectations.  Meaningful factors that could cause Penn National’s actual results to differ from expectations include, but are not limited to, delays in obtaining regulatory approvals required to complete, or other delays or impediments to completing, the proposed transaction, including relative to satisfaction of certain conditions to closing; risks related to the following: our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses; the passage of state, federal or local legislation that would expand, restrict, further tax, prevent or negatively impact operations (such as a smoking ban at any of our facilities) in the jurisdictions in which we do business or seek to do business; the activities of our competitors and the emergence of new competitors; construction factors, including delays, unexpected remediation costs, local opposition and increased cost of labor and materials; the costs and risks involved in the pursuit of those development opportunities; the availability and cost of financing; the effects of local and national economic, credit, capital market, housing, energy conditions on the economy in general and on the gaming and lodging industries in particular; and other factors as discussed in Penn National’s Annual Report on Form 10-K for the year ended December 31, 2009, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the SEC.  Penn National does not intend to update publicly any forward-looking statements except as required by law.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects.  For further information about MID, please visit www.midevelopments.com.  You can also find MID’s filings at www.sedar.com and www.sec.gov.

Forward-Looking Statements

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 Proceeding and MID’s participation therein and statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review, and delays in obtaining regulatory approvals required to complete, or other delays or impediments to completing, the proposed transaction, including relative to satisfaction of certain conditions to closing. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

CONTACT:

William J. Clifford	Dennis Mills	Joseph N. Jaffoni, Richard Land
Chief Financial Officer	Vice-Chairman and Chief Executive Officer	Jaffoni & Collins Incorporated
Penn National Gaming	MI Developments	212/835-8500 or penn@jcir.com
610/373-2400	905-726-7614

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